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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45660

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/10___ AND ENDING ___12/31/10___

.MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BALLEW INVESTMENTS, INC.**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

4800 I-55 North, Suite 21

(No. and Street)

Jackson, MS 39211

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Brooks MOsley   601-368-3500

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

190 E. Capitol St., Suite 500, Jackson, MS 39201

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, <u>C. BROOKS MOSLEY</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>BALLEW INVESTMENTS, INC.</u>, as of <u>12/31</u>, 20<u>10</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

Notary Public

_____
Signature

<u>President-Financial Operations Off.</u>
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ballew Investments, Inc.
December 31, 2010 and 2009

Contents




Report of Independent Registered Public Accounting Firm

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Ballew Investments, Inc., a wholly-owned subsidiary of Security Ballew, Inc., (the Company) as of December 31, 2010 and 2009, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ballew Investments, Inc. as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BKD, LLP

Jackson, Mississippi
January 31, 2011




Ballew Investments, Inc.
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Cash	$ 116,966	$ 66,218
Deposit with clearing broker	25,000	25,000
Commissions receivable	5,750	14
	$ 147,716	$ 91,232
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$ 12,935	$ 5,952
Due to affiliate	12,288	11,024
	25,223	16,976
Stockholder's Equity		
Common Stock, $.01 par value:		
Authorized - 1,000,000 shares		
Issued and outstanding - 10,000 shares	100	100
Additional paid-in capital	59,900	59,900
Retained earnings	62,493	14,256
	122,493	74,256
	$ 147,716	$ 91,232

Ballew Investments, Inc.
Statements of Income
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commission and fee income	$ 497,093	$ 653,515
Interest income	349	489
	497,442	654,004
Expenses		
Commissions	25,457	23,174
Production compensation	185,378	-
General and administrative	226,090	281,569
	436,925	304,743
Income From Operations	60,517	349,261
Other Income	8	4
Income Before Income Taxes	60,525	349,265
Income Tax Provision	12,288	130,024
Net Income	$ 48,237	$ 219,241

Ballew Investments, Inc.
Statements of Changes in Stockholder's Equity
Years Ended December 31, 2010 and 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2009	$ 100	$ 59,900	$ 10,015	$ 70,015
Net income - 2009	-	-	219,241	219,241
Dividends paid - 2009	-	-	(215,000)	(215,000)
Balance at December 31, 2009	100	59,900	14,256	74,256
Net income - 2010	-	-	48,237	48,237
Balance at December 31, 2010	$ 100	$ 59,900	$ 62,493	$ 122,493

Ballew Investments, Inc.
Statements of Cash Flows
Years Ended December 31, 2010 and 2009

	2010	2009
Operating Activities		
Net income	$ 48,237	$ 219,241
Changes in		
Due from affiliate	-	6,116
Commissions receivable	(5,736)	327
Accounts payable and accrued expenses	6,983	2,192
Due to affiliate	1,264	11,024
Net cash provided by operating activities	50,748	238,900
Financing Activities		
Dividends paid	-	(215,000)
Net cash used in financing activities	-	(215,000)
Increase in Cash	50,748	23,900
Cash, Beginning of Year	66,218	42,318
Cash, End of Year	$ 116,966	$ 66,218
Supplemental Cash Flows Information		
Income taxes paid	$ 11,024	$ 119,000

Ballew Investments, Inc.
Notes to Financial Statements
December 31, 2010 and 2009

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Ballew Investments, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is located in Jackson, Mississippi and engages primarily in the business of selling variable life insurance and annuity products, mutual funds and securities traded on various exchanges. The Company has clients throughout the United States, the majority of which are located in the South and Southeast.

The Company is a wholly-owned subsidiary of Security Ballew, Inc. (Security Ballew). SB Holding Company, Inc. (SB Holding), a Mississippi Corporation, owns 100% of Security Ballew. The Company and SB Holding are under common management.

Recognition of Commission and Fee Income

Commission income on variable life insurance and annuity products is recognized as revenues when due from the policy issuer. Commission income on securities transactions is recognized on the trade date.

Subordinated Borrowings

The Company had no borrowings under subordination agreements at December 31, 2010 or 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Effective July 21, 2010, the FDIC's insurance limits were permanently increased to $250,000. At December 31, 2010, the Company's cash accounts do not exceed the federally insured limits.

Subsequent Events

Subsequent events have been evaluated through January 31, 2011, which is the date the financial statements were available to be issued.

Ballew Investments, Inc.
Notes to Financial Statements
December 31, 2010 and 2009

Note 2:   Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2010 and 2009, the Company's aggregate indebtedness to net capital was 0.206 to 1 and 0.229 to 1, respectively.

The net capital requirement at December 31, 2010 and 2009, follows:

	2010	2009
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Net capital computed using regulatory agency requirements	$ 122,493	$ 74,256
Excess net capital	$ 117,493	$ 69,256

Note 3:   Income Taxes

The Company, for income tax purposes, is included in the consolidated tax return of its affiliated group. For financial statement purposes, the Company computes its income tax by applying the statutory rate to its pretax income reported in the financial statements (separate return method).

The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2007.

The provision for income taxes for 2010 and 2009 consists of the following:

	2010	2009
Federal	$ 9,412	$ 112,711
State	2,876	17,313
	$ 12,288	$ 130,024

Ballew Investments, Inc.
Notes to Financial Statements
December 31, 2010 and 2009

Note 4: Related Party Transactions

As discussed in Note 1, the Company is a wholly-owned subsidiary of Security Ballew. The Company operates in consort with Security Ballew and other subsidiaries of Security Ballew to provide a wide range of financial services to its customers. As a result, certain services and expenses are shared among members of the group.

Management and certain administrative services were provided by Security Ballew's officers and employees, and the costs of certain employee benefits and office space were paid by Security Ballew. Security Ballew allocates and the Company records these expenses in amounts determined according to a reasonable allocation, applied on a consistent basis. For the years ended December 31, 2010 and 2009, these costs, totaling $100,700 and $158,400, respectively, were recorded by the Company based on this allocation method.

Beginning in 2010, the subsidiaries of Security Ballew, including the Company, began recording compensation paid to account executives on a company-specific basis. Previously, these expenses were recorded at the parent-company level. The amount recorded by the Company as production compensation for 2010 was $185,378.

The Company has an intercompany payable of $12,288 and $11,024 relating to income taxes, management fees and compensation as of December 31, 2010 and 2009, respectively. Related party accounts are settled regularly.

The amount of dividends is determined by management of Security Ballew, who has the ability to affect the results of operations of the Company. Consequently, the results of the Company's operations may not necessarily be indicative of its operations as a stand-alone company.

Note 5: Commitments and Contingent Liabilities

Under the terms of the Company's agreement with its clearing organization, in the event that the Company's customers fail to pay for purchases or to supply securities sold, the Company would be obligated to indemnify the clearing organization for any resulting losses.

Supplementary Information

Ballew Investments, Inc.
Schedule I – Computation of Net Capital Requirement
Under SEC Rule 15c3-1
December 31, 2010 and 2009

	2010	2009
Net Capital		
Total stockholder's equity from statements of financial condition	$ 122,493	$ 74,256
Net capital	$ 122,493	$ 74,256
Aggregate Indebtedness		
Total aggregate indebtedness from statements of financial condition	$ 25,223	$ 16,976
Computation of Basic Net Capital Requirement		
Minimum net capital required - greater of $5,000, or 6.67% of aggregate indebtedness	$ 5,000	$ 5,000
Excess Net Capital	$ 117,493	$ 69,256
Ratio: Aggregate Indebtedness to Net Capital	0.206 to 1	0.229 to 1

No differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part II filing as of December 31, 2010. Therefore, no reconciliation of the two computations is deemed necessary.

Ballew Investments, Inc.

Schedule II – Computation for the Determination
of the Reserve Requirements Under SEC Rule 15c3-3
and Information Relating to Possession or Control
Requirements Under SEC Rule 15c3-3
Years Ended December 31, 2010 and 2009

Exemption Under Section (k)(2)(ii) Has Been Claimed

The Company is not required to file the above schedules, as it has claimed exemption from Securities and Exchange Commission Rule 15c3-3 under Paragraph (k)(2)(ii) of the rule, as the broker-dealer is an introducing broker-dealer who clears all transactions on a fully-disclosed basis through a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing firm which carries all the customer accounts and maintains the appropriate books and records.



BKD LLP
CPAs & Advisors

The Pinnacle at Jackson Place
190 E Capitol Street, Suite 500
Jackson, MS 39201-2190
601 948 6700   Fax 601 948 6000   www.bkd.com



Report of Independent Registered Public Accounting Firm
on Internal Accounting Required by SEC Rule 17a-5

Board of Directors
Ballew Investments, Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements of Ballew Investments, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

experience **BKD**



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other then these specified parties.

BKD, LLP

Jackson, Mississippi
January 31, 2011